UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09042119

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38856

SEC Mail Processing Section
AUG 27 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
U.S. Global Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio, Texas 78229
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan McGee (210) 308-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 200, Dallas, Texas 75201-2867
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

OATH OR AFFIRMATION

I, Catherine A. Rademacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUNE FALKS
Notary Public
State of Texas
Comm. Exp. 02-14-12

Catherine A. Rademacher
Signature

Chief Financial Officer
Title

June Falks
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Global Brokerage, Inc.

Financial Statements and Supplemental Schedules

Year Ended June 30, 2009
with Report and Supplemental Report of Independent Auditor

BDO

BDO Seidman, LLP
Accountants and Consultants

U.S. Global Brokerage, Inc.

Financial Statements and Supplemental Schedules

Year Ended June 30, 2009
with Report and Supplemental
Report of Independent Auditor

Contents

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the Company), a wholly owned subsidiary of U.S. Global Investors, Inc., as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
August 24, 2009

U.S. Global Brokerage, Inc.

Statement of Financial Condition

June 30,		2009
Assets		
Cash and cash equivalents	$	865,430
Accounts receivable from affiliates		3,126,323
Distribution fees receivable		380,031
Prepaid expenses and other assets		135,140
Total assets	$	4,506,924
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities		532,144
Total liabilities		532,144
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		22,089,964
Accumulated deficit		(18,116,184)
Total stockholder's equity		3,974,780
Total liabilities and stockholder's equity	$	4,506,924

See accompanying notes to financial statements.

Statement of Operations

Year ended June 30,	**2009**
Revenues	
Interest and dividend income	$ 30,090
Distribution fees and other income	2,870,040
	2,900,130
Expenses	
General and administrative	3,790,394
Loss before income taxes	(890,264)
Income tax expense	—
Net loss	$ (890,264)

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity

		Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at June 30, 2008	$	1,000	$	20,839,964	$	(17,225,920)	$	3,615,044
Capital contributions		—		1,250,000		—		1,250,000
Net loss		—		—		(890,264)		(890,264)
Balance at June 30, 2009	$	1,000	$	22,089,964	$	(18,116,184)	$	3,974,780

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended June 30,	**2009**
Operating Activities	
Net loss	$ (890,264)
Changes in operating assets and liabilities:	
Net commissions	502,601
Distribution fees receivable	(380,031)
Prepaid expenses and other assets	21,181
Accounts payable and accrued liabilities	227,324
Accounts receivable from affiliates	(4,598,615)
Total adjustments	(4,227,540)
Net cash used in operating activities	(5,117,804)
Financing Activities	
Capital contributions	1,250,000
Decrease in cash and cash equivalents	(3,867,804)
Cash and cash equivalents, beginning of year	4,733,234
Cash and cash equivalents, end of year	$ 865,430

See accompanying notes to financial statements.

1. Organization and Nature of Business

U.S. Global Brokerage, Inc. (USGB or the Company), a wholly owned subsidiary of U.S. Global Investors, Inc. (USGI), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

USGB was organized for the purpose of acting as underwriter for U.S. Global Investors Funds (USGIF) and U.S. Global Accolade Funds (USGAF) mutual fund shares (the Funds) and for the purpose of distributing promotional materials regarding the Funds. Effective October 1, 2008, several proposals were approved by fund shareholders. Among them, USGIF and USGAF were merged into one trust known as USGIF. A full discussion of the proposals is set forth in proxy materials filed with the SEC by USGIF and USGAF.

USGB is responsible for the promotional and marketing expenses of USGIF. Prior to October 1, 2008, USGB was reimbursed by USGAF for its proportionate share of these expenses. A new distribution plan became effective on October 1, 2008, under which USGB is paid a fee at an annual rate of 0.25 percent of the average daily assets of each of nine equity funds in USGIF.

USGI also pays certain operating expenses of USGB. USGB does not reimburse USGI for such operating expenses, and as such actual results could differ from those reported in the absence of this arrangement. USGI and USGB have an Administrative Services and Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by USGB and which expenses will be borne by USGI. Accordingly, USGI provides sufficient capital for the Company to operate. Either company may terminate this agreement by providing ninety days notice to the other. Neither company has any intention to terminate the agreement since they are related parties.

USGB is an integral part of the parent company (USGI) and is completely dependent on USGI to provide the necessary capital and liquidity for its operations. USGB was not intended to operate as a standalone company; it is a limited purpose broker dealer with no customers, customer accounts or customer assets, and does not transact business with customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents – Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consisted of $865,430 in USGIF money market mutual funds on June 30, 2009.

Cash and cash equivalents are held in funds advised by USGI. The funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Distribution Fees – Prior to October 1, 2008, the Company was reimbursed for certain distribution expenses incurred on behalf of USGAF in accordance with Rule 12b-1 of the Investment Company Act of 1940. A new distribution plan was approved effective October 1, 2008, under which USGB would be paid a fee at an annual rate of 0.25 percent of the average daily net assets of each of nine equity funds. A full discussion of that and other approved proposals is set forth in proxy materials filed with the SEC by USGIF and USGAF. The distribution fees receivable balance at June 30, 2009 was $380,031.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash and cash equivalents, receivables and payables. The carrying values of these financial instruments approximate their respective fair values as they are short-term in nature.

Revenues – The Company records revenues during the period for which services were rendered.

Advertising Costs – The Company expenses advertising and sales promotion costs as they are incurred. Net advertising and sales promotion expenditures were $1,920,614 for the fiscal year ended June 30, 2009 and are included in general and administrative expenses on the Statement of Operations.

Income Taxes – The Company utilizes Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, to account for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is included in the consolidated federal tax returns filed by USGI. The Company calculates its income tax expense on a stand-alone basis, at the maximum federal rate of 34%.

USGI does not reimburse USGB for tax losses passed from USGB to USGI. As of fiscal year-end 2009, there were no tax assets or liabilities recorded by USGB due to current and all prior net operating losses (NOLs) being utilized by USGI, on a consolidated tax basis, during the current and prior years. Therefore, no deferred tax asset or valuation allowance was recorded by USGB for the fiscal year ended June 30, 2009.

3. Net Capital Requirements	USGB is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2009, USGB had net capital of $315,977, which was $280,501 in excess of its required net capital of $35,476. The Company's aggregate indebtedness to net capital ratio was 1.68 to 1.
4. Transactions with Related Parties	At June 30, 2009, the Company had receivables of $1,535,835 from United Shareholder Services, Inc. (USSI) and $1,590,488 from U.S. Global Investors, Inc. (USGI). USSI is a wholly owned subsidiary of USGI. The balances are non-interest bearing and have no fixed terms of repayments.
5. Additional Paid-In Capital	USGB's parent, USGI, made capital contributions to USGB totaling $1,250,000 for the year ended June 30, 2009.
6. Subsequent Events	The Company has evaluated subsequent events through August 24, 2009, the date of issuance of these financial statements, as required by SFAS 165.

Supplemental Schedules

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

June 30,			**2009**
Computation of Net Capital			
Total stockholder's equity		$	3,974,780
Deductions:			
Accounts receivable from affiliates	3,126,323		
Distribution fees receivable	380,031		
Prepaid expenses and other assets	135,140		
Haircut on money market funds	17,309		
Total deductions			3,658,803
Net capital		$	315,977
Computation of Basic Net Capital Requirements			
Minimum net capital required		$	35,476
Excess of net capital		$	280,501
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	262,763
Computation of Aggregate Indebtedness			
Accounts payable and accrued expenses			532,144
Total aggregate indebtedness		$	532,144
Ratio of aggregate indebtedness to net capital			1.68 to 1

Reconciliation with Company's Computation

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 for the quarter ended June 30, 2009, and the Company's audited financial statements for the year ended June 30, 2009.

U.S. Global Brokerage, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2009

The Company handled no customer securities or accounts during the year ended June 30, 2009, and accordingly, is not subject to the requirements under Securities and Exchange Commission Rule 15c3-3 and is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii). The Company is also exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Supplemental Report

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements and supplemental schedules of U.S. Global Brokerage, Inc. (the Company), a wholly owned subsidiary of U.S. Global Investors, Inc., as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
August 24, 2009